UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at November 24, 2008

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: November 25, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL OPERATIONAL UPDATE:
New Saxendrift wet plant commissioning on schedule and on budget
Plans to extend Christmas-New Year shutdown

November 24, 2008. Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) provides an update on the commissioning of the new Saxendrift wet rotary pan plant and announces plans to extend the normal year end operational shutdown period of its South African alluvial diamond mines to conserve cash.

Commissioning of the new high-volume Saxendrift wet rotary pan plant is on schedule following successful pre-commissioning. Directional and wet testing was completed during early November and all four modules of this new plant have subsequently undergone operational commissioning. Two modules are currently operating under gravel feed and processing mode. The plant has achieved operating parameters in-line with design specifications and currently adjustments are being made to feed rates, feed bins, water balances, conveyor belts, pulleys and magnetic scalpers. Computer control software is being subjected to rigorous testing and independent health and safety inspections have been conducted on the plant. The final recovery unit, which was commissioned ahead of schedule in September, continues to operate according to specification. The project has been commissioned on budget.

With its low cost operating configuration and high throughput capacity, the new Saxendrift plant is an important addition to the Company's project portfolio. Controls have also been implemented at Saxendrift to minimize both commissioning and mining costs during this phase.

The global economic downturn has compounded the seasonal slowdown in the rough diamond market, placing diamond prices under pressure, and forced major producers like De Beers to reduce diamond sales to sight holders. Since October diamond auction tenders in South Africa and Antwerp have resulted in lower realized prices, and further price weakness could occur over the short to medium term. Given this price weakness, Rockwell will extend its normal year end operational shutdown from a planned 2 week period to approximately 5 weeks which will assist the Company to conserve cash. Operations will be put on temporary shutdown on November 28, 2008, with maintenance and repair work to be conducted from December 1 to 5. Current plans are to resume operations on January 5, 2009.

The Company is also reviewing its capital expenditure program for 2009, non-core activities and all service provider contracts. Management continues to focus on improved operational practices and efficiencies at each mining operation, and is actively identifying additional cost cutting opportunities.

Rockwell has achieved its targeted production on a consistent basis since the beginning of September. As a consequence of its sales agreement with the Steinmetz Diamond Group, the Company has to date also been able to limit its exposure to diamond price weakness over the past two months. As of the end of November 2008, the Company will hold cash reserves of about C$8 million.

President and CEO John Bristow stated "Diamond prices are under pressure and sales prices achieved by diamond producers in the past six to eight weeks have been well below those achieved prior to October 2008. Given current market conditions and the uncertainty as to the longer term situation, we believe that it is prudent to proactively conserve cash and plan operations to best deal with the current economic conditions.

We are encouraged by the commissioning and performance of the new Saxendrift plant and look forward to the higher efficiencies, ease of operation, and benefits of lower operating costs from this plant."

For further details on Rockwell Diamonds Inc., please visit the Company's website at ww.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.